UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

UBS
Media Relations
Tel. +41-44-234 85 00
23 August 2011
Media release

UBS update on cost reduction plans
Zurich/Basel, 23 August 2011 — UBS today provides an update on its plans to eliminate expenses of a total of approximately CHF 2 billion from annual costs by the end of 2013, consistent with our announcement on July 26, 2011. These plans include savings associated with headcount reductions of approximately 3,500, which will be achieved through redundancies as well as natural attrition, and further real estate rationalization.
UBS expects to recognize restructuring charges of approximately CHF 550 million in connection with its cost reduction plans, approximately CHF 450 million of which will be booked in the second half of 2011. The substantial majority of the expected CHF 450 million charge will be recognized in the third quarter of 2011. The restructuring charges reflect costs related both to personnel (approximately CHF 400 million) and to real estate (approximately CHF 150 million).
Of the expected CHF 550 million in restructuring charges, approximately 55% is expected to be incurred in the Investment Bank, 30% in Wealth Management & Swiss Bank, 10% in Global Asset Management, and 5% in Wealth Management Americas.
Of the expected 3,500 staff reductions, approximately 45% will come from the Investment Bank, 35% from Wealth Management & Swiss Bank, 10% from Global Asset Management, and 10% from Wealth Management Americas.
These numbers include Corporate Center headcount and charges allocated to the business divisions. The actual number of redundancies is subject to employee consultation as required under the applicable local rules.
The measures announced today are designed to improve operating efficiency. UBS will continue to be vigilant in managing its cost base while remaining committed to investing in growth areas.

UBS AG

Media contact
Switzerland:	+41-44-234-85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to the anticipated effect of the initiatives described herein on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: developments in the markets in which UBS operates or to which it is exposed; changes in the availability of capital and funding; the ability of UBS to comply with recommended Swiss capital requirements without adversely affecting its business; changes in UBS’s competitive position; the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; and UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: August 23, 2011